Mail Stop 3561

June 9, 2006

Robert W. Baker, Esq.
General Counsel
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, TX 77002

      Re: El Paso Corporation
             Registration Statement on Form S-4
             Filed May 12, 2006
             File No. 333-134099
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 1-14365

Dear Mr. Baker:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition …, page 38

1.   The table depicting the hedging positions on your anticipated natural gas production as of December 31, 2005 provides for the hedged prices per mmbtu for each of the four quarters during 2006-2008. Please confirm for us that the hedged prices represent the fixed price for which you will sell or net settle the corresponding volumes of natural gas under these derivative contracts. Please also clarify for us the disclosure in the footnote to this table which indicates that average cash price to be received under these hedge contracts when they settle is approximately $3.95 per mmbtu. We presume that you mean to say that the net effect of settling these loss contracts will result in a net selling price of $3.95 per mmbtu. Please confirm our understanding and revise your disclosure in future filings or tell us and revise your disclosure to indicate otherwise.

Consolidated Balance Sheets, page 88

2.   We note that you have classified the $750 million of preferred stock as a component of stockholders' equity. Please tell us if these securities contain provisions that allow the holders to be paid upon the occurrence of events that are not solely within your control including a deemed liquidation clause. Refer to EITF D-98.

Consolidated Statements of Stockholders' Equity, page 91

3.   We note that you have issued shares from treasury stock in connection with your compensation related issuances. "Gains" on sales of treasury stock not previously accounted for as constructively retired should be credited to capital surplus; "losses" may be charged to capital surplus to the extent that previous net "gains" from sales of the same class of stock are included therein, otherwise to retained earnings. Please refer to paragraph 12 of APB 6 and confirm that your accounting for issuances from treasury stock is consistent with this guidance.

Consolidated Statements of Comprehensive Income, page 92

4.   Please tell us your accounting treatment for payments on or receipts from interest rate swap agreements designated as cash flow hedges where interest expense attributable to the underlying debt has been capitalized. Please detail for us the capitalization policy associated with the payments or receipts on such interest rate swaps and the period(s) in which such payments or receipts impact earnings. Refer to EITF 99-9.

Note 4. Restructuring and Other Charges, page 105

5.   In future filings please include a reconciliation of the beginning and ending liability
        balances incurred in connection with restructuring activities showing separately the
        changes during the period attributable to costs incurred and charged to expense, cost paid
        or otherwise settled, and any adjustments to the liability with an explanation of the
        reasons. In addition, please include the line item in the statements of income in which the
        costs are aggregated. Refer to paragraph 20 of SFAS 146.

Property, Plant and Equipment, page 116

6.   We note that you have $5 billion of acquisition costs which represent the excess purchase
        costs associated with purchase business combinations allocated to your regulated
        property, plant and equipment and that such acquisition adjustments are not recoverable
        in rates. Please explain to us your methodology in determining the fair value of the
        acquired assets at the time of acquisition and why you paid such a premium for these
        acquired assets. In this regard, please provide relevant details for your TGP, WPNG and
        ANR acquisitions including the dates.

        We also note that ANR discontinued the accounting principles of SFAS 71 in 1996.
        Please specify how you account for the acquisition adjustments related to any
        acquisitions made by ANR and your basis in GAAP to support your position.

***

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella, Accountant, at (202) 551-3337 or William Choi, Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Michael O'Leary, Esq.
     VIA FAX (713) 220-4200